Filed by Destination Maternity Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Destination Maternity Corporation

Commission File No. 0-21196

Destination Maternity and Orchestra Prémaman Comments on Merger

Merger remains on track to close during the 2017 third quarter

MOORESTOWN, N.J and MONTPELLIER, FRANCE (June 2, 2017) /PRNewswire/ – Destination Maternity Corporation (NASDAQ:DEST) and Orchestra-Prémaman S.A. (ENXTPA:KAZI) today announced that they continued to make progress toward their merger, which remains on track to close during Destination Maternity’s third fiscal quarter of 2017.

Work is proceeding on the preparation of the registration statement on Form F-4 to be filed with the Securities and Exchange Commission (the “SEC”) covering the shares of Orchestra- Prémaman, represented by American Depositary Shares, to be transferred to holders of Destination Maternity shares in exchange therefor upon completion with the merger, as well as the coordinated filing with Orchestra-Prémaman’s French regulator, the Autorité des marchés financiers (the “AMF”). Both companies continue to work through the regulatory process, as well as pre-closing integration planning. The public SEC filing is expected to follow the filing of Orchestra-Prémaman’s audited financial statements as of and for the year ended February 28, 2017, which, under French regulation, are to be filed by June 30, 2017. The merger remains subject to other customary closing conditions, including receipt of the required approval of both Destination Maternity’s and Orchestra Prémaman’s shareholders. Both companies remain confident in the completion of the merger, which is targeted to close by the end of Destination Maternity’s third fiscal quarter of 2017.

About the merger:

As previously announced, on December 20, 2016, the Board of Directors of Orchestra-Prémaman and Destination Maternity unanimously approved the merger between both companies. Upon completion of the merger, each Destination Maternity shareholder will receive 0.5150 of an Orchestra-Prémaman ordinary share in the form of American depositary shares, which will be listed on the NASDAQ stock market. This stock for stock transaction is expected to be tax-free for U.S. federal income tax purposes to Destination Maternity shareholders.

After closing, Destination Maternity shareholders will own 28% of the combined business immediately after the merger, including approximately 3% to be acquired by an affiliate of Orchestra-Prémaman due to the Destination Maternity shares it owns.

About Destination Maternity

Destination Maternity Corporation is the world’s largest designer and retailer of maternity apparel. As of January 28, 2017 Destination Maternity operates 1,220 retail locations in the United States, Canada and Puerto Rico, including 515 stores, predominantly under the trade names Motherhood Maternity®, A Pea in the Pod® and Destination Maternity®, and 705 leased department locations. Destination Maternity also sells merchandise on the web primarily through its brand-specific websites, motherhood.com and

apeainthepod.com, as well as through its destinationmaternity.com website. Destination Maternity has international store franchise and product supply relationships in the Middle East, South Korea, Mexico, Israel and India. As of January 28, 2017, Destination Maternity had 213 international franchised locations, including 19 standalone stores operated under one of its nameplates and 194 shop-in-shop locations.

About Orchestra Prémaman

Orchestra Prémaman specializes in the creation, manufacture, purchase and sale of all products related to children’s clothing and childcare products. The Group’s product range currently comprises clothing and footwear for children aged 0 to 14 years, maternity fashion and childcare products. Since 2012, Orchestra-Prémaman has become a major player on the European childcare products market, in particular due to external growth operations, such as the acquisition of Baby 2000 and the Prémaman Group, which is Europe’s oldest maternity wear brand, dating back to 1947. This strategy of growth and development in childcare products follows on the success of the first megastore opened in Saint-Aunès, a store concept offering an entire world revolving around babies. Having increased its presence internationally, the Group now operates in more than 40 countries, selling more than 80 million pieces per year.

Additional Information

This press release does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This press release relates to the proposed business combination between Destination Maternity and Orchestra-Prémaman (the “Merger”). The proposed combination will be submitted to Destination Maternity’s and Orchestra-Prémaman’s stockholders for their consideration and approval. In connection with the proposed combination, Destination Maternity and Orchestra-Prémaman will file relevant materials with (i) the SEC, including an Orchestra-Prémaman registration statement on Form F-4 that will include a proxy statement of Destination Maternity and a prospectus of Orchestra-Prémaman, and (ii) the AMF in France. Destination Maternity will mail the proxy statement/prospectus to its stockholders and Orchestra-Prémaman will make the Securities Note available to its stockholders. This press release is not a substitute for the registration statement, proxy statement/prospectus, Securities Note or other document(s) that Destination Maternity and/or Orchestra-Prémaman may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DESTINATION MATERNITY AND ORCHESTRA-PREMAMAN ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE FILED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION MATERNITY, ORCHESTRA-PREMAMAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Destination Maternity by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra-Prémaman by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination Maternity, Orchestra-Prémaman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra-

Prémaman’s directors and executive officers is set forth in Orchestra-Prémaman’s 2015 Registration Document incorporating its accounts 2015, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination Maternity’s directors and executive officers and their respective interests in Destination Maternity by security holdings or otherwise is set forth in Destination Maternity’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra-Prémaman will file with the SEC in connection with the solicitation of proxies from Destination Maternity’s stockholders to approve the Merger.

Forward-Looking Statements

This press release contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), including statements regarding the Merger, Destination Maternity’s turnaround plan, and their potential impact on earnings, net sales, comparable sales, other results of operations, liquidity and financial condition, and various business initiatives. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. These forward-looking statements, and others that may be made from time to time by management of Destination Maternity and Orchestra-Prémaman, involve a number of risks and uncertainties related to operating performance and outlook of Destination Maternity and the combined businesses of Destination Maternity and Orchestra-Prémaman following the Merger, as well as other future events and their potential effects on Destination Maternity, Orchestra-Prémaman and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination Maternity’s or Orchestra-Prémaman’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination Maternity and Orchestra-Prémaman, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination Maternity and Orchestra-Prémaman stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination Maternity’s and Orchestra-Prémaman’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination Maternity’s and Orchestra-Prémaman’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination Maternity’s Annual Report on Form 10-K or Orchestra-Prémaman’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized.

Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination Maternity, Orchestra Prémaman, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this press release should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination Maternity, Orchestra-Prémaman or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

CONTACTS:

Destination Maternity Contacts

ICR, Inc.

Allison Malkin

Caitlin Morahan

DestinationMaternityIR@icrinc.com

203-682-8225

Orchestra-Prémaman S.A. Contact

Investors & Media

ACTIFIN

Stéphane Ruiz

sruiz@actifin.fr, +33 01 56 88 11 15